Exhibit 97.1

CLAWBACK POLICY

November 30th, 2023.

I. INTRODUCTION

1.1. This Clawback Policy (“Policy”) of Sendas Distribuidora S.A. (“Company”) aims to establish the principles and mechanisms for refunds of certain Variable Compensation amounts paid by the Company to Executive Officers based on Company’s Financial Statements that may be subsequently Restated.

II. DEFINITIONS

“Independent Director” means a director who is qualified by the General Meeting of Shareholders as “independent” for the composition of the Board of Directors, in accordance with the rules of Brazilian Securities Commission (CVM), notably CVM Resolution No. 80/22, and the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

“Financial Statements” means the annual financial statements, quarterly financial information, or any other interim financial information prepared by the Company.

“Executive Officers” means the members of the Company’s Board or any executive officer who is or has been listed as an “officer” for purposes of Form 20-F filed annually by the Company with the SEC.

“Financial Reporting Metrics” means metrics that are determined and presented in accordance with accounting principles used in the preparation of Financial Statements, and any other metrics that are derived in whole or in part from such metrics, including, without limitation, market price of shares and total shareholder return metrics. For clarity purposes, a Financial Reporting Metric does not need to be presented in the Financial Statements or included in documents filed by the Company with the SEC.

“NYSE” means New York Stock Exchange.

“Transition Period” means any transition period that results from a change in the Company’s fiscal year during, or immediately following, the three fiscal years immediately preceding the Restatement Date. A Transition Period occurring between the last day of the Company’s previous fiscal year and its new fiscal year that covers a period between nine and 12 months will be considered a complete fiscal year.

“Accounting Restatement” or “Restatement” means an accounting restatement due to the Company’s material failure to comply with any financial reporting requirement under applicable securities laws, including any accounting restatement necessary to correct a material error in previously issued Financial Statements, or which would result in a material inaccuracy if the error were corrected in the current period or left uncorrected in the current period.

“Received” means the Variable Compensation actually received or considered received by the Executive Officers, provided that the Variable Compensation will be considered received in the fiscal year during which the Financial Reporting Metric specified in the Variable Compensation instrument, agreement or plan has been achieved or granted, even if the payment or grant of the Variable Compensation by the Company occurs after such Fiscal Year.

“Variable Compensation Erroneously Awarded ” means the positive difference between (i) the amount of Variable Compensation actually Received by one or any Executive Officers calculated based on the Financial Reporting Metrics of Company’s Financial Statements that may be subsequently Restated; and (ii) the amount to which such or any Executive Officers would be entitled if such Variable Compensation was calculated based on the Financial Reporting Metrics of the Financial Statements after the Restatement, without taking into account any taxes paid. Variable Compensation Received by the Executive Officer will not be considered a Variable Compensation Erroneously Awarded if it was Received before October 2, 2023.

“Variable Compensation” means any compensation (whether in cash or shares issued by the Company) that is effectively Received by an Executive Officer and paid by the Company based, in whole or in part, on the achievement of a Financial Reporting Metric. The characterization of a variable portion as Variable Remuneration for the purposes of this policy does not, necessarily, implies the attribution or recognition of the legal nature of remuneration for tax or labor purposes.

“SEC” means the US Securities and Exchange Commission.

“Amount to be Refunded” means (i) the amount of Variable Compensation Erroneously Awarded in national currency; or (ii) the amount of any gain realized by the Executive Officer from the acquisition, exercise, liquidation, sale, transfer or other disposition of any Variable Compensation Erroneously Awarded in the form of shares or any other equity instruments issued by the Company.

III. GUIDELINES

3.1. RECIPIENTS OF THE POLICY

3.1.1. This Policy is applicable to all Executive Officers that have received or will receive Variable Compensation Erroneously Awarded , under the terms of this Policy, regardless of whether the Executive Officer acted with fault or intent.

3.2. DUTIES AND RESPONSIBILITIES

3.2.1. This Policy will be administered by the People, Culture and Compensation Committee (if the Committee is made up entirely of Independent Directors or, in the absence of such a Committee or if the Committee is not made up only of Independent Directors, by the majority of Independent Directors) (the “Committee”) and any resolutions adopted by the Committee will be final and binding on all affected individuals.

3.2.2. The Committee may interpret this Policy and make all necessary, appropriate or advisable decisions for the administration of this Policy and for the Company’s compliance with applicable legislation and regulations.

3.3. DETERMINATION OF VARIABLE COMPENSATION ERRONEOUSLY AWARDED

3.3.1. In cases where the Variable Compensation Erroneously Awarded is calculated based on (i) the market price of shares issued by the Company; (ii) metrics of total shareholder return, or (iii) in other hypotheses in which the amount of Variable Compensation Erroneously Awarded cannot be mathematically recalculated in an objective manner based on the information contained in the Financial Statements after the Accounting Restatement, the following must be observed:

(a) the amount of the refund will be determined by the Committee, based on a reasonable estimate of the effect of the Restatement on the market price of shares issued by the Company, on the metrics of total shareholder return or on any other criteria on which the Variable Compensation has been calculated and cannot be recalculated mathematically in an objective manner; and

(b) the Company must maintain for a period of 5 (five) years counting from the Committee’s resolution, all documentation relating to the determination of this reasonable estimate and provide such documentation to the NYSE.

3.3.2. For the purposes of the provisions of item 3.3.1, only Variable Compensation actually Received by the Executive Officer, at any time during the 3 (three) fiscal years immediately preceding the fiscal year in course on the Restatement Date, may be considered a Variable Compensation Erroneously Awarded for the purposes of this Policy. In the event of a change in the closing date of the Company’s fiscal year, the Transition Periods must be respected, in accordance with the applicable rules.

3.3.3. For the purposes of this Policy, Restatement Date is the date: (i) on which the Board of Directors concludes that the Company is required to carry out a Restatement (regardless of whether such Restatement has been filed with the competent bodies as required by legislation or any applicable standards); or (ii) on which a legally recognized competent authority or determines that the Company must carry out said Restatement.

3.4. METHODS OF RECOVERING VARIABLE COMPENSATION ERRONEOUSLY AWARDED

3.4.1. In the event of an Accounting Restatement, once payment has been found of Variable Compensation Erroneously Awarded to Executive Officers, the Committee will inform each Executive Officer, after the Committee’s decision on the refund, containing (i) the Amount to be Refunded, including considering the provisions of item 3.3.1; (ii) the form of the refund, as per item 3.4.2 below; and (iii) the deadline for the Executive Officer to make the refund, if applicable.

3.4.2. The Committee shall promptly adopt, at its sole discretion, based on the particular facts and circumstances of the specific case, any of the following measures, without prejudice to others that may be necessary to obtain the due refund:

(a) demand refund or seek recovery of the Amount to be Refunded by other means;

(b) offset the Amount to be Refunded against any other compensation due or that may be due in the future by the Company to the Executive Officer, in compliance with applicable law and regulations;

(c) cancel any share-based compensation, whether granted or not, up to the limit of the Amount to be Refunded; or

(d) take any other redress and recovery action permitted by law.

3.4.3. In the event the Company needs to use legal resources to recover the Variable Compensation Erroneously Awarded , the respective Executive Officer must refund the Company for any expenses reasonably incurred (including legal fees) by the Company for this purpose.

3.4.4. Without prejudice to the provisions of item 3.4.2, except in accordance with applicable legislation, the Company must seek to recover an amount that is, at least, equivalent to the amount of the Variable Compensation Erroneously Awarded as a means of fulfilling the Executive Officer’s obligations as provided for in this Policy.

3.4.5. For clarity purposes, if the measure adopted by the Board of Directors is not sufficient to fully recover the Amount to be Refunded, the Board may adopt other measures, cumulatively, until the total Amount to be Refunded is obtained by the Company.

3.4.6. The Company may adopt the necessary measures for the full refund of the Amount to be Refunded both before Executive Officers with active and inactive terms of office. The Company’s right does not depend on whether the Executive Officers acted with fault or intent.

3.5. EXCEPTIONS

3.5.1. Compensation Granted in Error will not need to be refunded if the Committee understands:

(a) that, due to the adoption of reasonable measures for recovery and the direct payment to third parties to advise on the application of this Policy in the specific case, the expenses to be incurred by the Company for recovery would be greater than the Amount to be Refunded;

(b) based on a legal opinion considered acceptable by the NYSE, that the refund of Variable Compensation Erroneously Awarded by Executive Officers is originated from an applicable Brazilian law or regulation that came into force before November 28, 2022; or

3.5.2. The Committee’s resolution must be substantiated and the measures adopted by the Company, including obtaining a legal opinion, documented for provision to the NYSE and other competent regulatory bodies.

3.6. DISCLOSURES

3.6.1. The Company will file with the SEC all disclosures relating to this Policy as required by applicable filings and rules.

3.7. PROHIBITION OF INDEMNIFICATION OR INSURANCE

3.7.1. The Company is not authorized to insure or indemnify any Executive Officer in relation to (i) the loss of any Variable Compensation Erroneously Awarded that is refunded, returned or recovered in accordance under this Policy, or (ii) any claims relating to the application by the Company of its rights under this Policy. Furthermore, the Company shall not enter into any agreement that exempts any Variable Compensation granted, paid or assigned to an Executive Officer from the application of this Policy or whereby the Company waives the right to recovery of any Variable Compensation Erroneously Awarded , and this Policy shall replace any such agreement (whether entered into before, on or after the date of this Policy).

3.8. OTHER RECOVERY RIGHTS

3.8.1. This Policy will be binding on and applicable to all Executive Officers and, to the extent required by applicable law, their beneficiaries, heirs, administrators or other legal representatives. The employment contracts and their amendments, stock grant agreement, compensation plan or agreement or any other agreement or arrangement with an Executive Officer must provide, as a condition for the grant of any benefit under such document, compliance with this Policy by the Executive Officers.

3.8.2. To the extent that an Executive Officer does not refund all Variable Compensation Erroneously Awarded to the Company, the Company may adopt all and any reasonable and appropriate measures to recover it, provided that, in this case, the respective Executive Officer will be required to refund the Company for any and all expenses reasonably incurred (including attorneys’ fees and court costs) in recovering such Variable Compensation Erroneously Awarded.

3.8.3. Any right of recovery under this Policy is in addition to and does not replace any other recovery solutions or rights that may be available to the Company under applicable law, regulation or rule or under the terms of any Company policy or any provision in any employment contract, share award agreement, compensation plan or other provision.

IV. GENERAL PROVISIONS

This Policy was approved at a meeting of the Company’s Board of Directors held on November 30th, 2023, and will be in force as from this date.

This Policy may only be modified by resolution of the Company’s Board of Directors, whenever said management body deems it necessary and/or as a result of legislative and regulatory changes or the Company’s corporate governance documents.

Annex I

DEED OF ADHESION TO THE VARIABLE COMPENSATION REFUND POLICY

By this instrument (“Deed of Adhesion”) [Name – identification], the undersigned, as [position], and as a hypersufficient employee under the terms of the law (art. 444, sole § of the CLT), states that he has read to the Variable Compensation Refund Policy of Sendas Distribuidora S.A., (“Policy”), agreeing with all its terms, and states for all purposes:

(i)	That he/she fully know the terms of the Policy, having hereby received a copy thereof, read, understood and fully agreed with its entire content;

(ii)	To be aware that he/she is responsible for fully complying with all provisions contained in the Policy, being required to refund the Company in full and without limitation for all losses arising from any non-compliance, without prejudice to other applicable sanctions, when applicable;

(iii)	To agree on compensation deductions or cancellations that may be defined as a means of enabling Refunding of the Amount to be Refunded, including, without limitation, deductions and severance pay that may be owed, in accordance with applicable legislation;

(iv)	Agree that the obligations set out in the Policy will remain in force even after the end of your relationship with the Company, if applicable, and the Company may take all applicable measures, extrajudicial and judicial to fully refund the Amount to be Refunded; and

Furthermore, I hereby waive any right to indemnification, insurance or advance on expenses by the Company in relation to any Compensation Erroneously Awarded, as established in Section 3.7 of this Policy.

São Paulo, [●] [●], [●].

Signature

Name

Date